[redacted]

SECURIT 11023485 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/10 and ending 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carolina Capital Markets, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill	NC	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Thomas G. Shugrue**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc. as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

NORA J. SCHEARER
Notary Public - North Carolina
Orange County
My Commission Expires May 20, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2011 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 18, 2011

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash and cash equivalents	$ 20,018
Receivable from broker/dealers	1,991,947
TOTAL ASSETS	$ 2,011,965

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 1,204,423
Commissions payable	174,950
Management fees payable	291,000
Total Liabilities	$ 1,670,373
SHAREHOLDER'S EQUITY	
Common stock	$ 234,620
Additional paid-in capital	112,391
Retained earnings (deficit)	(5,419)
Total Shareholder's Equity	$ 341,592
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,011,965

The accompanying notes are an integral part of these financial statements.

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2011

REVENUE	
Commissions	$ 8,314,798
Other	17,221
Total Revenue	$ 8,332,019
OPERATING EXPENSES	
Compensation and related benefits	$ 707,552
Commissions	3,660,620
Clearing charges and floor brokerage	296,464
Communications	244,172
Occupancy	68,585
Business promotion	1,293,112
Management fees	1,973,711
Other operating expenses	459,482
Total Operating Expenses	$ 8,703,698
NET LOSS	$ (371,679)

The accompanying notes are an integral part of these financial statements.

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2011

	Common Stock, Class A	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance- Beginning of Year	$ 234,620	$ 112,391	$ 366,260	$ 713,271
Net Loss			(371,679)	(371,679)
BALANCE- END OF YEAR	$ 234,620	$ 112,391	$ (5,419)	$ 341,592

The accompanying notes are an integral part of these financial statements.

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2011

Cash Flows from Operating Activities	
Net Loss	$ (371,679)
Adjustments:	
Decrease in receivable from broker/dealers	494,375
Increase in other liabilities	421,537
Decrease in commissions payable	(664,860)
Increase in management fees payable	139,711
Net Cash Flow Provided (Used) by Operating Activities	$ 19,084
Net Cash Flow Provided (Used) by Investing Activities	$ -0-
Net Cash Flow Provided (Used) by Financing Activities	$ -0-
Net Increase in Cash and Cash Equivalents	$ 19,084
Cash and Cash Equivalents Balance at September 30, 2010	$ 934
Cash and Cash Equivalents Balance at September 30, 2011	$ 20,018

The accompanying notes are an integral part of these financial statements.

CAROLINA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolina Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of The North Carolina Company (the "Parent"), was incorporated in the state of North Carolina on February 1, 1994. The Company is registered as a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash equivalents, as stated on the statement of financial condition, have been valued using Level 1 inputs. See Note 10 regarding fair value of defined benefit plan assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 3 - INCOME TAXES

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2007.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In April 2008, the Company entered into the aforementioned agreement. Under terms of the agreement the Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges, additional net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the fifth year of the agreement. The Company is also prohibited from entering into other similar agreements without prior written consent from the Clearing Broker/dealer.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2011, the Company's net capital and required net capital was $341,592 and $111,358, respectively. The Company's ratio of aggregate indebtedness to net capital was 489%.

NOTE 6 - COMMON STOCK

The Company, at September 30, 2011, has the following authorized, issued and outstanding common stock:

Class A, voting, no par value, authorized 400,000 shares, issued and outstanding 40,000 shares	$ 234,620
Class B, non-voting, no par value, authorized 100,000 shares, issued and outstanding 0 shares	-0-
Total	$ 234,620

NOTE 7 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for office space, expiring July 2013, and quotation services, expiring at various times through December 2012, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, were $169,749 and $69,801 for the years ended September 30, 2012 and 2013, respectively.

NOTE 7 - OTHER COMMITMENTS - *(Continued)*

Payments pursuant to the above quotation service agreements during the year totaled $227,342. Payments pursuant to the office lease were made by the Parent (Note 8). The Parent is also named on the office lease.

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company.

Pursuant to an agreement (amended effective August 17, 2009) with the Parent, the Company is required to pay the Parent $27,500, at the beginning of each month as reimbursement for certain overhead and operating expenses.

Expenses incurred pursuant to this agreement, which total $330,000, as well as additional payments to Parent, are allocated as follows, on the statement of income:

	Monthly, Per Agreement	Allocations Per Statement of Income
Occupancy	$ 5,500	$ 66,000
Communications	1,400	16,800
Business promotion	5,100	61,200
Management fees	500	6,000
Other	15,000	180,000
	$ 27,500	$ 330,000

The Company also incurred an additional $1,967,711 in management fees to Parent.

NOTE 9 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. The plan is also in the name of The North Carolina Company. The Company will make employer contributions in an amount equal to 3% of employee's compensation and is permitted to make additional discretionary contributions. Company contributions to the plan for the year ended September 30, 2011 totaled \$13,317. This amount is included in compensation and related benefits on the statement of income.

NOTE 10 - DEFINED BENEFIT PLAN

The Company maintains a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2009 and covers certain eligible employees, as defined. Such employees are not vested until they reach three years of service, at which time they are 100% vested as to their benefits. At September 30, 2011, the Plan had eight total, active participants.

At September 30, 2011, the Plan's projected benefit obligation was \$692,932 and the fair value of Plan assets was \$573,283, leaving the Plan under-funded by \$119,649. Due to an unrecognized transition obligation, the Company has a net accrued benefit cost of \$50,830. Since the Parent is the entity funding the Plan, the Company accrued a management fee to Parent of \$291,000, which represented the funding amount required subsequent to September 30, 2011. The Parent contributed \$151,289 during the year ended September 30, 2011.

The net periodic pension cost and net actuarial gain for the year ended September 30, 2011 was \$298,637 and \$328,111, respectively. The Plan assets are invested approximately 5% in equities, 91% in debt and 4% in cash (all of which are Level 1 assets).

NOTE 10 - DEFINED BENEFIT PLAN - *(Continued)*

Other information about the Plan and its assumptions is as follows:

Assumed discount rate	5.00%
Assumed return on Plan assets	6.50%
Measurement period	10/1/10-9/30/11
Census data as of	1/1/11
Value of assets set to fair value as of	9/30/11
Benefits paid during the year ended	$ 0

The following benefit payments, which reflect anticipated future service, are expected to be paid:

2012	$ 0
2013	127,515
2014	126,305
2015-2020	976,865
Total	$ 1,230,685

Subsequent to year end, on October 14, 2011, the Plan's benefit accruals were frozen.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

CAROLINA CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2011

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 341,592
Deductions:	
Nonallowable assets	0
NET CAPITAL	$ 341,592
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 111,358
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 111,358
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 1,670,373
Percentage of Aggregate Indebtedness to Net Capital	489%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF SEPTEMBER 30, 2011)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 632,594
Adjustment to management fee payable	(291,000)
Other	(2)
Net Capital, Per Above	$ 341,592

See Accompanying Auditor's Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DeMarco Sciaccotta Wilkens & Dunleavy

Board of Directors
Carolina Capital Markets, Inc.

In planning and performing our audit of the financial statements of Carolina Capital Markets, Inc., (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Carolina Capital Markets, Inc. for the year ended September 30, 2011 and this report does not affect our report thereon dated November 18, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 18, 2011